UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK SENIOR FLOATING RATE FUND, INC.
(Name of Subject Company (Issuer))

BLACKROCK SENIOR FLOATING RATE FUND, INC.
(Name of Filing Person(s) (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

09252T102
(CUSIP Number of Class of Securities)

Donald C. Burke
BlackRock Senior Floating Rate Fund, Inc.
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036-6522

August 25, 2008
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $47,940,000(a)	Amount of Filing Fee: $1,884(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,884
Form or Registration No.:  Schedule TO, Registration No. 005-40757
Filing Party:  BlackRock Senior Floating Rate Fund, Inc.
Date Filed: August 25, 2008

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 25, 2008 by BlackRock Senior Floating Rate Fund, Inc. (the “Fund”) in connection with an offer (the "Offer") by the Fund to purchase up to 6,000,000 of its issued and outstanding shares from the stockholders of the Fund on the terms and subject to the conditions set forth in the Combined Offer to Purchase filed as Exhibit (a)(l)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on September 25, 2008.

2.	2,767,022 shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The value of the shares was calculated on September 25, 2008.

4.	Payment of the purchase price was made on or about September 29, 2008, in the amount of $21,333,738.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND, INC.

BY:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	President and Chief Executive Officer

Date: October 14, 2008

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